HWJ Capital Partners II, LLC

Financial Statements
and
Supplementary information

December 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HWJ Capital Partners II, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7400 North Federal Highway, Suite A5
(No. and Street)

Boca Raton	Florida	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph A. Harch — 561-226-6199
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra
(Name – if individual, state last, first, middle name)

1450 Brickell Avenue, 18th Floor	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Joseph W. Harch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HWJ Capital Partners II, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Joseph W. Harch
Signature

MANAGING MEMBER
Title

Notary Public

ROSE-CHAM M. CALDERON
MY COMMISSION EXPIRES NOVEMBER 12, 2021
#GG 152371
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
HWJ Capital Partners II, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HWJ Capital Partners II, LLC (the "Company") as of December 31, 2017 and the related statement of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of HWJ Capital Partners II, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of HWJ Capital Partners II, LLC's management. Our responsibility is to express an opinion on HWJ Capital Partners II, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to HWJ Capital Partners II, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of HWJ Capital Partners II, LLC's financial statements. The supplemental information is the responsibility of HWJ Capital Partners II, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as HWJ Capital Partners II, LLC's auditor since 2017.

Miami, Florida
February 28, 2018

HWJ Capital Partners II, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Current assets:		
Cash and cash equivalents	$	123,804
Receivable from clearing organization		82,169
Deposit with clearing organization		49,735
Accounts receivable from related party		45,794
Prepaid expenses		1,143
Total current assets		302,645
Deposit		759
Total assets	$	303,404

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:		
Accounts payable and accrued expenses	$	8,753
Total current liabilities		8,753
Commitments and contingencies (See Note 5)		
Members' equity		294,651
Total liabilities and members' equity	$	303,404

See accompanying notes to financial statements.

- 4 -

HWJ Capital Partners II, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenues:		
Fees for investment advisory services	$	159,557
Total revenues		159,557
Expenses:		
Professional fees		28,667
Clearing charges		13,279
Office sharing expense		3,936
Regulatory fees		2,378
Fidelity bond and SIPC expense		703
Other		19
Total expenses		48,982
Net income	$	110,575

HWJ Capital Partners II, LLC
Statement of Members' Equity
For the Year Ended December 31, 2017

	Members' Equity
Balance, December 31, 2016	$ 184,076
Net income	110,575
Balance, December 31, 2017	$ 294,651

HWJ Capital Partners II, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	110,575
Changes in operating assets and liabilities:		
Prepaid expenses		484
Deposit with clearing organization		261
Related party receivable		(40,337)
Accounts payable and accrued expenses		(4,103)
Net cash provided by operating activities		66,880
Net change in cash and cash equivalents		66,880
Cash and cash equivalents, beginning of year		56,924
Cash and cash equivalents, end of year	$	123,804

See accompanying notes to financial statements.

NOTE 1 – NATURE OF BUSINESS

HWJ Capital Partners II, LLC (the "Company") (a Florida Limited Liability Company) is a broker-dealer located in Boca Raton, Florida. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired to be cash equivalents.

Revenue Recognition – Investment Advisory Fees
The Company entered into a fee sharing agreement with a related party for fees on specific investor accounts (see Note 4). Revenue for investment advisory fees is recognized as work is performed and amounts are earned. The Company considers amounts to be earned once evidence of an arrangement has been obtained, services are delivered, fees are fixed or determinable and collectability is reasonably assured.

Income Taxes
The Company is not a taxpaying entity for federal income tax purposes therefore, no federal income tax expense has been recorded in the financial statements. Taxable results are passed through to the members of the Company. All current and future tax assessments are attributable to those members, and there is no income tax expense reflected in the statement of operations. There are no tax penalties recognized this year. The financial statements remain subject to U.S federal tax examination for tax years 2014-2017.

Date of Management Review
The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through February 28, 2018, the date the financial statements were issued.

Recent Accounting Pronouncements

Revenue Recognition: In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition effective for reporting periods beginning after December 15, 2017. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $246,955, which is above the $100,000 amount required to be maintained at December 31, 2017. The ratio of aggregate indebtedness to net capital is .0354.

NOTE 4 – RELATED PARTIES

The Company's members also own Harch Capital Management, LLC ("HCM") (a Florida Limited Liability Company). HCM is a registered investment advisor under the Investment Advisors Act of 1940. HCM provides the use of employees, office space, secretarial and services to the Company in accordance with an office sharing agreement. The Company's office sharing expenses were $3,936 for the year ended December 31, 2017 of which $282 was paid for rent. The agreement is for a period of twelve months and shall be extended for successive one year periods unless canceled by either party, in writing, upon thirty days' prior written notice.

Operating results of the Company might be significantly different if the companies were autonomous. HCM owes the Company $5,944, net, as of December 31, 2017 due to clearing fees paid by the Company on behalf of HCM, net of office sharing expenses owed to HCM.

At its full discretion, HCM pays the Company 15-25% of the fees earned and received by HCM, quarterly in connection with the profits generated in Client Accounts. The term of this Agreement shall be perpetual unless earlier terminated in writing by both HCM and the Company. The Company earned $159,557 for its share of fees for the year ended December 31, 2017 and was owed $39,850 from HCM at December 31, 2017.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with COR Clearing, LLC (previously named Legent Clearing, LLC.) The initial term of the Agreement was effective through May 6, 2013 and calls for automatic renewals for successive periods equal to the initial term unless terminated by either party within ninety (90) days prior to the expiration of the initial or renewal term. Under the Agreement, early termination fees apply, including the monthly fees due on the remaining term of the Agreement. Refer to Note 3 with respect to FINRA Regulatory requirements. The Company has a clearing agreement with COR Clearing, LLC and is required to maintain a minimum deposit of $50,000. As of December 31, 2017, the balance with COR clearing, LLC is $49,735. As of December 31, 2017, there is a receivable from COR Clearing of $82,169.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains a bank account at one financial institution of which the balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. The Company also maintains accounts held at a brokerage firm of which the balance is insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000 for securities and $250,000 for cash and cash equivalents.

All of the Company's revenues are earned from the Investment Fee Sharing Agreement with HCM. Refer to Note 4 with respect to related parties.

SUPPLEMENTARY INFORMATION

HWJ Capital Partners II, LLC

Schedule I - Computation and Reconciliation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2017

Net capital:		
Total members' equity	$	294,651
Non-allowable assets:		
Central Registry Depository (CRD) Deposit		(759)
Prepaid expenses		(1,143)
Accounts receivable from related party		(45,794)
Total non-allowable assets		(47,696)
Haircuts on securities		-
Total net capital		246,955
Minimum net capital required - 6 2/3% of aggregate		
indebtness included in the balance sheet or		
$100,000 whichever is greater		100,000
Excess net capital		146,955
Aggregate indebtness as included in the		
Statement of Financial Condition		8,753
Ratio of aggregate indebtedness to net capital		0.0354

There are no material differences between the computation of net capital per the FOCUS report at December 31, 2017 as compared to the computation of net capital as shown above.

Schedule II – Statement of Exemption from the Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities at December 31, 2017 or for the year then ended.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member
HWJ Capital Partners II, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) HWJ Capital Partners II, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which HWJ Capital Partners II, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) HWJ Capital Partners II, LLC stated that HWJ Capital Partners II, LLC met the identified exemption provisions throughout the year ended December 31, 2017 without exception. HWJ Capital Partners II, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about HWJ Capital Partners II, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison. Brown, Argiz & Farra

Miami, Florida
February 28, 2018

HWJ CAPITAL PARTNERS II, LLC
EXEMPTION REPORT
DECEMBER 31, 2017

HWJ Capital Partners II, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

2. The Company met the identified exemption provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

HWJ Capital Partners II, LLC

I, Joseph W. Harch, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Joseph W. Harch

Title: Managing Member
Dated: February 28, 2018

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